UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)
☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of Issuer:

StarWalker Industries, Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

11-04-2014

Physical Address of Issuer:

352 University Avenue, Unit W134, Atlanta, Georgia 30310

Website of Issuer:

http://StarwalkerIndustries.com

Is there a co-issuer? __X__ ***yes*** ____ ***no.***

Name of Co-Issuer:

STARWALKER I EB, a series of Wefunder SPV, LLC

Legal status of Co-Issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

Delaware

Date of Organization:

05-06-2021

Physical Address of Co-Issuer:

4104 24th ST, PMB 8113, San Francisco, CA 94114

Website of Co-Issuer:

https://wefunder.com/

Current Number of Employees:

1

Reason for Termination of Reports:

The Issuer has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required by Rule 202 for at least the three most recent years and has total assets that do not exceed $10,000,000. Accordingly, the Company satisfies the conditions of Rule 202(b)(3) and is eligible to terminate its ongoing reporting obligations under Regulation Crowdfunding.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-TR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ David M. Walker
_____
(Signature)

David M. Walker
_____
(Name)

CEO and Sole Director
_____
(Title)

December 17, 2025
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-TR has been signed by the following persons in the capacities and on the dates indicated.

/s/ David M. Walker
_____
(Signature)

David M. Walker
_____
(Name)

CEO and Sole Director
_____
(Title)

December 17, 2025
_____
(Date)

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.